GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

April 15, 2005

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated April 7, 2005 with regard to the above referenced filings. Our responses reference your comment numbers as follows:

Comment 1- Response

In response, we have considered SFAS No 2 in accounting for the costs incurred in connection with the acquisition of architectural and engineering plans. The types of costs incurred consist of primarily fees to outside professionals (architects and engineers) and other direct costs such as state of California certification and filing fees. The Registrant has five approved PC’s (Plans Checked and Approved by the Division of the State Architect-“DSA”). They are for the following building types:

•	12’ X 40’

•	24’ X 40’

•	36’ X 48’

•	36’ X 40’

•	30’ X 32’

Our primary market is the California modular school market. The Registrant’s management team has in excess of 120 years of experience in what types of modular buildings are purchased by the California School Districts.

Due to the limited amount of capital at its disposal, the Registrant has focused its efforts on marketing and building the above referenced modular buildings, since they are the most requested models requested by the School Districts. The Registrant sells the same model many times over, subject to of course receiving an approved purchase order.

For example, the Registrant has sold 101 of their 24’ x 40’ models to 13 different School Boards over the past 24 months.

There are many other building types that we do not have approved PC’s due to the high design cost charged by architects and engineers. In addition to the cost, it takes approximately nine months to get a plan approved by DSA.

The plans acquired are for buildings that are commercially feasible, ready for manufacture, are accepted in the marketplace. The Registrant confirms and represents the plans acquired and capitalized by the Registrant are for existing products sold in the marketplace and not for new products or processes that are untested (e.g., proto-type buildings).

Based upon of our experience in the marketplace, and our knowledge of our customers (i.e., School Districts budget and procurement cycles, we can anticipate the needs of the school districts and procure plans to meet those anticipated needs. As a result, the engineering and architectural costs are incurred prior to and in anticipation of submitting bids to local state school districts upon receipt of requests for proposals from the school districts.

To confirm, we do not design and manufacture any pro-type buildings, and we do not start manufacturing any structure without a signed purchase order and contract. Accordingly, we do not believe the costs incurred are research and development costs as defined in paragraph 8 of SFAS No.2

Comment 2- Response

We note your position that quoted market prices, if available, is the best evidence of fair value and should be used as their basis for measuring the fair value of our company’s common stock, which includes quoted market prices in a dealer market.

We also note your objection to our position that a dealer market (i.e., the OTC BB) is not an active market.

Generally accepted accounting principles permit using bid (long positions) and ask prices (short positions) in active markets to estimate fair value of the securities1 . The bid price represents the best quoted market price to purchase our Company’s common stock in the dealer market place. For items actively traded in dealer markets, where bid and asked prices are quoted regularly by the dealers, exit prices are based on what would have been realized or paid on the reporting date. For most entities, that means the exit prices of assets are based on bid prices2   In addition, SEC regulations governing the computation of net capital for registered broker-dealers require the use of bid prices when calculating periodic net capital3 .

Accordingly, in order to obtain an accurate fair value of the Company’s common stock at the grant date of the option held by the note holders, we obtained the dealer’s closing bid price of our Company’s common stock as of July 14, 2003, as quoted by the OTC BB4  . The last reported dealer bid at the close of business was $0.016 per share. As a result, and based upon quoted market prices in a dealer market being the best evidence for measuring the fair value of our company’s common stock, we have concluded the fair value of the underlying shares is $.016 per share. It should be noted that there were three (3) other market makers at the same time bidding $0.015 per share5 .

Based upon a fair value of $.016 per share, the Company computed the beneficial conversion feature as follows:

26,666,667 shares of common stock x $.016 /share = $426,666
Loan amount:       (400,000)
Beneficial conversion feature     $ 26,666

Annual charge to operations     $ 4,444

As a result of making the adjustment to the financial statements, the Registrant’s net loss for the year ended April 30, 2003 would be increased by $4,444 from $ 428,067 to $ 423,623 or 1.03%. Net loss per share would remain unchanged. Non-current liabilities at April 30, 2004 would decrease by $4,444, from $ 588,815 to $ 584,371, or .7%.

Given the immaterial effect on the Registrant’s financial statements we respectfully request the adjustment arising from this comment be waived. .

We thank you in advance for your assistance in this matter, and should you have any questions, do not hesitate in calling me.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

__/s/ Phillip O. Hamilton______________
Phillip O Hamilton
Chairman & CEO

1 FASB Action Alert No. 04-48 dated December 9, 2004, paragraph 4
2 FASB Proposal Stage Literature\02. Preliminary Views  Reporting Financial Instruments and Certain Related Assets and Liabilities at Fair Value, paragraphs 51 to 53
3 SEC Rule 15c3-1
4 OTC BB Inside Quote Report dated July 14, 2003 , appended
5 OTC BB Marker Maker Price Movement Report, appended